UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Biovail Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

09067J109

(CUSIP Number)

November 20, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09067J109	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Genesis Trust & Corporate Services Ltd., solely in its capacity as the sole trustee of The Capital Star Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 9,408,232
7. Sole Dispositive Power 0
8. Shared Dispositive Power 9,408,232

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,408,232
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09067J109	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer: Biovail Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

7150 Mississauga Road

Mississauga, Ontario L5N 8M5 Canada

Item 2(a). Name of Person Filing:

This Statement on Schedule 13G is being filed by Genesis Trust & Corporate Services Ltd. (“Genesis”) solely in its capacity as the sole trustee of The Capital Star Trust, a trust formed under the laws of the Cayman Islands on November 19, 2008. Mr. Barry Skinner (“Mr. Skinner”) is the sole enforcer of the Capital Star Trust (“Enforcer”). Genesis is filing this Schedule 13G in connection with certain asset transfers to Capital Star Trust made by each of the Edgewater Star Trust, the Breakwater Star Trust and the South Point Star Trust, each trust formed under the laws of the Cayman Islands (collectively the “Trusts”).

The Trusts were settled during 2004 and 2005 by Mr. Eugene Melnyk (“Mr. Melnyk”). Mr. Melnyk is a former director and officer of the Issuer and remains a shareholder of the Issuer. The Trusts, through holding companies owned by them, held shares of Common Stock of the Issuer in the following amounts: 2,294,940 shares owned by the holding company for the Edgewater Star Trust; 3,495,841 shares owned by the holding company for the Breakwater Star Trust; and 3,617,451 shares owned by the holding companies for the South Point Star Trust. Mr. Melnyk has previously disclaimed that he is the beneficial owner of any shares of Common Stock held by the Trusts.

Under the trust agreements for the Trusts (the “Trust Deeds”), the Enforcer had the sole dispositive power and the sole voting power for the shares of Common Stock of the Issuer held by the Trusts. Mr. Skinner has previously reported in his Schedule 13G filing, his sole beneficial ownership of the 9,408,232 shares of the Common Stock of the Issuer held by the Trusts. Genesis is the sole trustee of each of the Trusts.

On November 20, 2008, each of the Trusts transferred all of their assets to The Capital Star Trust, including their shares in the holding companies that held 9,408,232 shares of Common Stock of the Issuer. As of the date of this Schedule 13G, under the terms of the trust agreement of The Capital Star Trust, each of Genesis and Mr. Skinner have shared dispositive and shared voting power for the shares of Common Stock of the Issuer currently held by The Capital Star Trust. Mr. Melnyk is a settlor of The Capital Star Trust.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of Genesis is: Second Floor, Compass Centre, George Town, PO Box 448, Grand Cayman KY1-1106, Cayman Islands.

Item 2(c). Citizenship: Genesis is a Cayman Islands company.

Item 2(d). Title of Class of Securities: Common Shares, no par value (“Common Stock”)

Item 2(e). CUSIP Number: 09067J109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 09067J109	13G	Page 4 of 5 Pages

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Genesis

(a)	Amount beneficially owned: 9,408,232 shares of Common Stock .

(b)	Percent of class: 5.9%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:         0

(ii)   Shared power to vote or to direct the vote:         9,408,232

(iii) Sole power to dispose or to direct the disposition of:         0

(iv) Shared power to dispose or to direct the disposition of:         9,408,232

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 09067J109	13G	Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2008	GENESIS TRUST & CORPORATE SERVICES LTD., solely in its capacity as sole trustee of The Capital Star Trust

	By:	/s/ J. Paul Drake
	Name:	J. Paul Drake
	Title:	Director